

Improving college hiring through task-based projects

Daniel Robaczewski
daniel@vaqat.com

Hi, I'm Daniel and I founded Vaqat as a solution to my personal challenges I faced first as a student, and then as a consultant



Daniel Robaczewski

Founder & CEO

worked in:



5+ years at management consulting firms, often working 100h+ weeks

 

2+ years of internships completed while at college to find a desired career

  

(venture capital)   (startup development)   (banking)   (insurance)

    

(private equity)   (venture incubator)   (technology)   (consulting)   (venture capital)

Vaqat is a platform where companies outsource intern-like tasks to pre-vetted students and can hire the best of them full-time



Every employee of a registered company…

Once a company registers, each employee can create his / her own profile under the company account

… can outsource intern-like tasks…

Employees can outsource intern-like tasks, such as market research, translations or slide development

… to verified students…

Students' skills are verified through our built-in assessments (e.g., Excel or Python) and previous feedback reports

… who could turn into future employees!

Project performance report is shared with the company's HR, which can identify top candidates for future recruitment

vaqat

With Vaqat, employees get extra support, recruiters identify top talent, and students explore various careers



Employees



Recruiters / Executives



Students

- Outsource tasks to improve work-life balance and job satisfaction
- Get matched with motivated students from leading universities
- Get extra support within hours for a few hours, days or weeks

- Assess potential candidates in a real work environment
- Build relationships with students globally and early-on
- Provide an employee perk to existing staff by allowing them to work less

- Get relevant work experience
- Explore various careers without committing to one full-time
- Expand professional network
- Get paid for every project

We've validated the supply side by attracting 1,350+ students in 37 countries just through the word of mouth

Number of registered[1] students
(#, cumulative)



4 Career Team partnerships — Career Teams at London Business School, Nova SBE, ESADE and AUB have promoted Vaqat for free to their students

178 universities — Our talent base comes from 178 schools, such as Stanford, UCL, LBS, ESADE, WHU, Nova SBE, Bocconi, and AUB

25 majors — Most represented majors are business, economics, engineering and finance

37 countries — Students come from the UK, US, Germany, Poland, Lebanon, Spain, France, Portugal, Canada, South Africa, Singapore and more

72 languages — Most spoken languages (except for English) are French, Spanish, Arabic, German, and Mandarin

Gender split — 43% of registered students are women

1. The number of registered students includes only students who have created at least the basic profile (i.e., finished the full registration funnel)

We've also proven the demand side by facilitating 50+ projects across various company stages, industries and countries

GMV generated
(USD)



We've organically attracted 61 corporates and startups

   

   

We've facilitated projects across various industries

Consulting	eSports	Health Tech / Pharma	AR/VR
Venture Capital	Food & Beverages	Automotive	Events

We've connected users in 11 countries on 3 continents

     

    

Large and small clients have recognized our value offering and have become repeat customers

Bain & Company



Description:	One of the top 3 consulting firms globally with 13k FTEs and $6B in revenue
Number of projects:	10 projects completed
Project focus:	Market research, store checks, translations
Students from:	Stanford, U. of Chicago, Rutgers U., Witten U., Goethe U., Warsaw School of Economics

Comments:

1. Bain outsourced **work usually done by analysts after hours or on weekends**
2. Bain marked students for **future recruitment early-on** (freshmen) and **internationally** (US, Germany, Poland)
3. Bain's HR considers rolling-out Vaqat as an **employee perk** in an EU office – all consultants would get a monthly budget to spend on the platform to improve their work-life balance

Mentalyc



Description:	US-based pre-seed Health Tech startup backed by Berkeley Skydeck & EF
Number of projects:	12 projects completed
Project focus:	Data cleanup, NLP model development, data scraping, social media, technical research, feature development
Students from:	London Business School, WHU, IE University, AUB, UCL, Bocconi, Lebanese American Uni.

Comments:

1. Mentalyc outsourced tasks, for which the **founders didn't have time capacity or internal capabilities**
2. The team was looking for extra support from **smart and motivated talent at an affordable price**
3. Vaqat could provide them with **candidates available immediately**, in contrary to other solutions they had leveraged before (Berkeley student clubs, LinkedIn, etc.)

We take a cut of each project, but we plan to also add a SaaS fee, monetize the recruitment data, and implement add-on features

20% Commission

Vaqat takes 20% of every transaction, and students' hourly rates are pre-defined[1]:

$5 / h	Base rate for students who have just joined Vaqat
+$5 / h	Bonus for completing a profile and submitting a resume
+$10 / h	Bonus for passing built-in skill assessments (each skill increases the hourly rate by $0.5-$1.5 / h)
+$10 / h	Bonus for positive feedback (the rate increases by $0.5-$2 / h depending on the score)

+

SaaS fees

- Monthly fee will partially convert into on-platform credits and unlock premium features, such as psychometric data or team budget management

Recruitment data

- We can match companies with top candidates pre-vetted by other Vaqat users
- Data can be either packaged into CV books with best talent or monetized on a case-by-case basis

Marketplace add-ons

- Paid project promotion via WhatsApp / SMS
- Urgent staffing fee
- Exclusive hire fee (i.e., the student cannot take a new project with a competitor for 2 months)

Others

- Affiliate links with EdTech platforms (Coursera, Udemy, etc.)
- Mentorship and interview preparation services for students

1. We've based the rates on students' competences verified by our built-in assessments and real reviews from companies – the better the candidate, the higher the price; that way we can cater for startups, which seek budget-friendly support and for large corporates, which are willing to pay more for candidates pre-vetted by other users

Vaqat can become a valuable business even with a commission-only revenue stream and student-only focus[1]

Market size approach



| 251 million students globally | ✕ | 10% of willing and eligible candidates |

✕

| $15 / h compensation on average | ✕ | 240h of projects completed annually |

✕

| 20% take rate |

=

$18 billion market

Revenue potential approach

| 2,400 active companies | ✕ | 50 projects each month |

✕

| $350 average project value | ✕ | 12 months |

✕

| 20% take rate |

=

$100 million revenue per year

1. Although we launched as a student platform, we aim to include mid-level employable talent in the future (i.e., professionals with 1-5 years of experience); that way we'd expand the market opportunity and users' LTV
Source: Client interviews, Massification of higher education revisited 2018, National Center for Education Statistics

We still have a first-mover advantage, as the competition either has a different value proposition or is at a nascent stage



Source: Company websites

Vaqat's remote-first team has 6-10 years of work experience in strategy, software development, marketing and product design

     

Daniel Robaczewski	**Artur Figiel**	**Karol Karpinski**	**Michal Foksa**	**Safvan Vali**	**Marta Robaczewska**
Founder & CEO	**CTO** (back-end dev.)	**Front-End Developer**	**QA Tester**	**Performance Marketing Lead**	**UI/UX Lead** (interim)
London Business School	Cracow University of Technology	Bialystok University of Technology	WSB in Wroclaw	The Manchester University	University of the Arts London
7 years of experience	8 years of experience	6 years of experience	8 years of experience	10 years of experience	6 years of experience

         

We're raising a $650k SAFE to accelerate our growth and reach $100k monthly revenue ahead of the next round



Use of funds
(USD thousands)

Existing team:
- 1x CEO
- 1x Back-end developer
- 2x Front-end developer
- 1x QA tester
- 1x UI/UX Designer
- 1x Performance Marketing

New hires:
- 1x product manager
- 1x Back-end developer
- 1x Marketing (brand)
- 1x B2B Salesperson
- 1x Customer Experience

650 — Total funding
280 — Team
150 — New Hires
125 — Marketing
35 — Legal
60 — Others

Currently, we have **$400k soft-committed** by Untapped Capital (round lead), Notion Capital, a San Francisco-based angel syndicate, and a few individual angels

vaqat



Thank you!

DANIEL ROBACZEWSKI
daniel@vaqat.com
+971 55 959 6806 / +48 789 467 552

www.vaqat.com

Projects vary from simple tasks such as translations to more complex engagements involving data scraping or data analysis

Company	Location	Project description	Duration	Student's university
BAIN & COMPANY	Poland	Conduct a "store check" in several physical locations (positioning & branding analysis)	20h	Stanford University (US)
BAIN & COMPANY	Poland	Translate a document to German	12h	Warsaw School of Economics (Poland)
ARTEFACT	United Arab Emirates	Complete a market research analysis using public tourism databases	8h	American University of Beirut (Lebanon)
Eccleston Associates	United Kingdom	Develop a dashboard in Power BI	68h	London Business School (UK)
Odysse your journey, electric	United Kingdom	Create a financial model for the CEO (ex-MD at Macquarie Group)	92h	IE University (Spain)
m	United States	Develop a data scraping algorithm	12h	WHU (Germany)

vaqat

confidential

The principal use cases for companies are intern-ready, non-confidential tasks that could easily be explained (1/2)

Use cases

	Consulting Firms	Investment Banking	Law Firms
Use cases	• Benchmarking & desktop research • Mystery shopping • Simple slide creation • Dummy model creation • Basic data analysis	• Company profile development • Benchmarking & desktop research • Slide creation avoiding DTP / Presentation team backlog	• Legal research • Register of Prohibited Clauses analysis • Translations • VDR management & tracking
Examples	• "Identify license prices for 2.4 GHz auctions in Europe." • "Conduct 20 interviews to assess brand awareness." • "Change a model input tab from regional to city level."	• "Prepare slides on Company X outlining their products & services listed on their website." • "Summarize key trends in the e-sports industry." • "Prepare KPI benchmarks for an IPO transaction using public sources."	• "Compare a set of clauses with the Register of Prohibited Clauses and mark conflicts." • "Compare a set of regulations between the US and the UK." • "List document names uploaded onto VDR and assign jurisdiction."

vaqat

The principal use cases for companies are intern-ready, non-confidential tasks that could easily be explained (2/2)

	Technology	**Business Development**	**Marketing**
Use cases	• Coding • Website creation & maintenance • QA and User Testing • Application integration	• Lead generation • Mystery shopping • Pitch deck creation • CRM maintenance • Investors relations • Call Center support	• Social Media management • Search Engine Optimisation • Graphic Design • Email marketing
Examples	• "Write an automation script." • "Create a website in Webflow." • "Identify key bugs in the application." • "Integrate CMS programs and data feeds into a website."	• "Track key KPIs and share regular reports." • "Create a database of VCs investing in HR Tech in the US." • "Clean up a CRM database."	• "Create and post social media content." • "Write blog posts using selected keywords." • "Create product's mock-ups." • "Develop an email template in HTML."

vaqat